UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras expands social actions

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Rio de Janeiro, September 29, 2021 - Petróleo Brasileiro S.A. – Petrobras informs that the company's Board of Directors approved, today, the allocation of R$ 300 million, over a period of 15 months, for the creation of a social program to support families in situations of social vulnerability to contribute with access to essential inputs, focusing on liquefied petroleum gas (LPG), popularly known as cooking gas.

The program aims to align the company's social actions with that practiced by other market players and it is justified by the effects of the exceptional situation and emergency resulting from the COVID-19 pandemic.

"We are a socially responsible company committed to improving the living conditions of families, particularly the most vulnerable. The pandemic and all its consequences have brought more hardship to people in poverty. This fact alerts Petrobras to reinforce its social role, contributing even more to society." says Petrobras CEO Joaquim Silva e Luna.

The program's model is in the final stage of studies, including the definition of the criteria for choosing families in vulnerable situations and the search for partners who can join forces and increase the amount to be invested, with the possibility of creating a fund that will allow other companies to join the project. With this pioneering initiative, Petrobras reaffirms its commitment to the well-being of society.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer